PRESS RELEASE

CMA CGM AND VEOLIA ENVIRONNEMENT

JOIN FORCES IN A RAIL TRANSPORTATION PROJECT

Paris, September 11, 2006. CMA CGM, the third leading container shipping company in the world, and Veolia Environnement, the world leader in environmental services, have decided to collaborate, through their respective subsidiaries, Rail Link and Veolia Transport, in developing a new rail transportation service for sea containers.

The chief aim of this partnership is to improve the quality of rail service between major port terminals and the main economic regions in Europe.

This partnership is at the origin of 2 separate companies:

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A combined transportation operator (51%-controlled by Rail Link and 49% by Veolia Transport), which will be responsible for organizing and marketing the transportation of sea containers between port terminals and the end customers’ industrial sites.

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A rail company (51%-controlled by Veolia Transport and 49% by Rail Link), which will have all the necessary physical equipment and resources and be responsible for the actual transportation by rail of the containers.

These two subsidiaries will be operational before the end of 2006, provided the European competition authorities give their approval. The transfer of Rail Link’s current businesses to the new combined transportation operator and the entry into service by the end of 2006 on the Marseille-Germany route (among others) of the first locomotives bought by the rail company will enable business volumes to rise rapidly. Revenues are expected to be around €100 million by 2010 for the transportation service operator and €50 million for the rail company.

Jacques R. Saadé, Chairman of CMA CGM Group, declared that “the bulk transportation of containers over long distance on land by rail is the right response, both economically and environmentally, to the growth in sea-born trade. CMA CGM and Veolia Environnement share this vision and their partnership will create new growth opportunities. CMA CGM’s worldwide sales network will be at the service of this partnership, while Veolia Environnement will contribute its expertise in rail transportation.”

Stéphane Richard, Deputy Chief Executive Officer of Veolia Environnement and Chief Executive of Veolia Transport commented: “After having been the first private rail company in France to start an international service in June 2005 and a domestic service in July 2006, Veolia Transport is consolidating its strategy in rail freight. Faced with the rapidly growing demand for the transportation by land of shipping containers, combined rail transportation helps limit the number of trucks on the roads and contributes to easing the congestion at European ports. This major partnership will therefore enable Veolia to extend its range of services which respect the environment to businesses.”

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CMA CGM, founded and run by Jacques R. Saadé, is the third leading container shipping group in the world and the leading one in France.

With a fleet of 279 ships, the company serves more than 350 ports and in 2005 transported more than 5 million tfe (twenty feet equivalent), generating revenue of €5.95 billion*. Present in all continents and in 126 countries via its 600 agencies, the Group employs more than 10,000 people across the world, of which more than 4,000 in France.

* Including the Delmas group.

Veolia Environnement’s Transportation division is present in 25 countries and employs 72,302 people. In 2005, Veolia Transport had revenue of €4.5 billion. Veolia Transport operates 30,800 road and rail vehicles and transports more than 2 billion passengers a year. www.veolia-transport.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 270,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €25.2 billion in 2005. www.veolia.com

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

 Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67 US investor contact: Brian Sullivan - Tel +(1) 630 371 2749 Press release also available on our web site: http://www.veolia-finance.com